

May 29, 2013

Via E-mail
Jeffrey W. Kip
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

      Re: **IAC/InterActiveCorp**
               Registration Statement on Form S-4
               Filed May 3, 2013
               File No. 333-188348

               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 000-20570

Dear Mr. Kip:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm to us your understanding that all of our comments with respect to your Form 10-K for fiscal year ended December 31, 2012 must be resolved before the registration statement becomes effective.

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Information incorporated by reference, page ii

3. Please update this section to specifically incorporate by reference the Form 10-Q you filed on May 8, 2013 and any other reports required to be incorporated by reference by Form S-4.

Market and industry data, page iv

4. We note the phrase "we do not make any representations as to the accuracy of such information" in this section. Such phrase inappropriately implies that you are not responsible for disclosure that you have elected to include in the registration statement. Please revise such phrase to remove such implication.

Summary terms of the exchange offer, page 3

5. We note that in the penultimate paragraph on page 4 of the letter of transmittal, you ask participants in the exchange offer to represent that it is "not engaged and does not intend to engage in…a distribution of the Exchange Notes." Please add such representation as a separate bullet point to the litany of representations disclosed at the bottom of this page.

Ratio of earnings to fixed charges, page 18

6. Please provide the disclosure required by Item 503(d) of Regulation S-K for your fiscal quarter ended March 31, 2013. Please also file the exhibit required by Item 601(b)(12) of Regulation S-K.

Item 22. Undertakings, page II-9

7. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.2

8. Counsel must opine on the valid existence of People Media, LLC and cannot assume such valid existence. See Section II.B.1.e of Staff Legal Bulletin No. 19. Please revise.

Exhibit 5.3

9. Counsel may not limit its opinion to a specific list of documents reviewed. In providing its opinion, counsel should consider, in addition to the specific list of documents reviewed, all other documents necessary for its opinion. Please revise the first full paragraph on page 2.

Exhibit 5.4

10. Please comply with comment 9 with respect to counsel's opinion and revise the last two paragraphs on page 2.

Exhibit 23.2

11. Counsel must consent to being named in the prospectus under "Legal matters." See Section IV of Staff Legal Bulletin No. 19. Please revise.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 41

Consolidated Statement of Cash Flows, page 47

12. We note that cash flows from financing activities attributable to continuing operations include cash retained attributable to the tax deductibility of excess tax benefits from stock-based awards. Please tell us how the excess tax benefits are classified in cash flows from operating activities and your consideration of separately presenting the excess tax benefits as an adjustment to reconcile earnings (loss) from continuing operations to net cash provided by operating activities attributable to continuing operations.

Notes to Consolidated Financial Statements, page 48

Note 2 – Summary of Significant Accounting Policies, page 48

Redeemable Noncontrolling Interests, page 53

13. Please explain to us in detail why the embedded put arrangements are not accounted for as derivatives pursuant to ASC 815.

Note 11 – Long-Term Debt, page 68

14. Reference is made to your disclosure that the indenture governing the 2012 Senior Notes contains covenants that limit your ability and the ability of your subsidiaries to pay dividends or make other distributions. Please tell us your consideration of disclosing the

amount of your retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.   Please also tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X as required by Schedule I of Rule 5-04 of Regulation S-X.

Note 15 – Segment Information, page 75

15. Please tell us your consideration of separately disclosing revenues attributed to individual foreign countries. Refer to ASC 280-10-50-41a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding the comments on the Form 10-K. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joanne Hawkins
        IAC/InterActiveCorp

        Kathryn Gettles-Atwa
        Wachtell, Lipton, Rosen & Katz